Exhibit 99

April 3, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Board Meeting

In continuation of our intimation regarding the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) scheduled to be held on Saturday, April 18, 2026, we wish to inform you that at the said meeting, the Board of Directors may also consider issuance of Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long-Term Bonds for Financing Infrastructure Sub-Sectors over the period of next twelve months through private placement mode.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight